------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 21
                                      TO
                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
          (with respect to the Offer by Northrop Grumman Corporation)

                             --------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING ASSOCIATED SERIES A PARTICIPATING CUMULATIVE

                       PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   652228107
                     (CUSIP Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           -------------------------

                                With Copies to:
                              Richard Hall, Esq.

                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

         ------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the SEC on June 6, 2001 and as amended and supplemented prior to the date hereof (the "Northrop Grumman
Schedule 14D-9"), with respect to the offer by Northrop Grumman to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Northrop Grumman
Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

          The "Background" section under Item 4 of the Northrop Grumman
Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

          On October 4, 2001, the Company issued a press release announcing that its Board of Directors will meet on Friday, October 5, 2001 to review the General Dynamics and Northrop Grumman offers in light of the increase in the Northrop Grumman stock price. The Company anticipates making an additional announcement late afternoon on Friday, October 5, 2001.

ITEM 9. EXHIBITS

          Item 9 of the Schedule 14D-9 is hereby amended and suplemented by adding the following text thereto:

          (a)(5)(L) Text of press release issued by the Company, dated October 4, 2001.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NEWPORT NEWS SHIPBUILDING INC.


                                        By: /s/ STEPHEN B. CLARKSON
                                            --------------------------------
                                            Name:  Stephen B. Clarkson
                                            Title: Vice President,
                                                   General Counsel and
                                                   Secretary

Dated: October 4, 2001

                               INDEX TO EXHIBITS

Exhibit No.         Description
------------        --------------

(a)(1)              Not Applicable.

*(a)(2)             Letter to stockholders from William P. Fricks dated
                    June 6, 2001.

(a)(3)              Not Applicable.

(a)(4)              Not Applicable.

*(a)(5)(A)          Letter dated May 8, 2001 from Kent Kresa to William P.
                    Fricks (filed as Exhibit (a)(5)(C) to the General Dynamics
                    Statement).

*(a)(5)(B)          Complaint filed by Patricia Heinmuller in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(C)          Complaint filed by Ellis Investments, Ltd. in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(D)          Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit(a)(5)(ix) to Amendment No.2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)          Complaint filed by Efrem Weitschner, in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(F)          Complaint filed by Eric van Gelder, in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to
                    Amendment No. 3 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)          Text of press release, dated June 6, 2001.

*(a)(5)(H)          Text of the June 2001, Volume 1 edition of the For Your
                    Benefit Newsletter, issued and distributed by the Company on June 6, 2001 (filed as Exhibit(a)(5)(M) to the General
                    Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(I)          Text of letter from Kent Kresa to William B. Fricks dated
                    June 15, 2001.

*(a)(5)(J)          Text of press release issued by Northrop Grumman, dated
                    June 21, 2001 (filed as Exhibit (a)(5)(G) to the Northrop
                    Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(K)          Text of press release issued by General Dynamics, dated
                    June 25, 2001 (filed as Exhibit (a)(5)(xiv) to the General
                    Dynamics Schedule TO and incorporated herein by reference).

(a)(5)(L)           Text of press release issued by the Company, dated
                    October 4, 2001.

(e)                 Not Applicable.

(g)                 Not Applicable.

* Previously filed.

                                                             Exhibit (a)(5)(L)

[LOGO OMITTED]

NEWPORT NEWS
SHIPBUILDING

                                                                  NEWS RELEASE
------------------------------------------------------------------------------

CONTACT: Joe Fernandes - Investor Relations     Jerri Fuller Dickseski - Media
         (757) 688-6400                         (757) 380-2341

             NEWPORT NEWS SHIPBUILDING BOARD OF DIRECTORS TO MEET

          NEWPORT NEWS, Va., October 4, 2001 - Newport News Shipbuilding (NYSE: NNS) announced today that its Board of Directors will meet on Friday, October 5 to review the General Dynamics and Northrop Grumman offers in light of the increase in the Northrop Grumman stock price. The company anticipates making an additional announcement late Friday afternoon.

          Newport News Shipbuilding designs and constructs nuclear-powered aircraft carriers and submarines for the U.S. Navy and provides life-cycle services for ships in the Navy fleet. The company employs 17,800 people and has annual revenues of approximately $2 billion. Visit NNS on the Web at www.nns.com

          The Solicitation/Recommendation Statements, as amended, filed by Newport News Shipbuilding with the SEC with respect to the General Dynamics offer and the Northrop Grumman offer contain important information that should be read carefully before any decision is made with respect to the General Dynamics offer or the Northrop Grumman offer. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statements and other documents filed by Newport News Shipbuilding with the SEC at www.sec.gov. The Solicitation/Recommendation Statements and these other documents may also be obtained by contacting Newport News Shipbuilding Investor Relations at 757-688-6400.

                                      ###